

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 7010

March 23, 2006

Ms. Frances R. Powell
Executive VP, CFO and Treasurer
NCI Building Systems, Inc.
10943 N. Sam Houston Parkway West
Houston, TX 77064

> **RE: Form 10-K for the fiscal year ended October 29, 2005**
> **Form 10-Q for the quarter ended January 29, 2006**
> **File No. 1-14315**

Dear Ms. Powell:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED OCTOBER 29, 2005

Note 6 – Long-Term Debt, page 13

We note your response to prior comment 9. Please address the following:
- Your disclosure in note 6 states that the Notes are convertible into cash or, in certain circumstances, a combination of cash and shares of your common stock. Please tell us what circumstances the Notes would be convertible into a combination of cash and shares of your common stock;
- Tell us how based on the terms of the Notes you determined it would qualify as Instrument C as described in EITF 90-19;
- Tell us how you determined the conversion option met the criteria of paragraphs 12 through 32 of EITF 00-19. Refer to the specific paragraph(s);
- Tell us how you determined that the conversion option is implicitly capped as to the number of shares that could be issued; and
- Tell us how you determined that the make-whole provision met the criteria of paragraphs 12 through 32 of EITF 00-19 and therefore did not need to be bifurcated and valued.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692.

Sincerely,

Rufus Decker
Accounting Branch Chief